UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (  ✓  )            No     Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )            No (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 16, 2004. Attached is English language version of the notice.

The following table sets forth the summary of Resolution on increase of short-term loan

	1. Classification	Increase of short-term loan
	2.Total change amount of short-term loan (Except for ex-reported portion)	20,000,000,000
	- Net worth (KRW)	153,308,407,058
	- Comparison to Net worth (%)	13.04
	3. Summary of change on short-term loan	The present before the reported date	Reported date concerned
	- Commercial paper (KRW)	—	—
	- Loan from financial institution (KRW)	—	20,000,000,000
	- Bank overdraft limitation (KRW)	—	—
	- Loan from besides financial institution (KRW)	—	—
	- Private debentures (issuance under a year on the date of maturity) (KRW)	—	—
	- Other loan (KRW)	—	—
	- Total amount of short-term loan	—	20,000,000,000
	4. Reason for change	Loan for operating funds
	5. Resolution date of board of directors	December 16, 2004
- Attendance of outside directors	Present (no)	—
	Absent (no)	—
	- Attendance of auditors	No
	6. Large-scale corporation	No
	7. Applicability of Fair Trade Act	No
	8. Applicability of other law	—
	9. Others	- Summary of change on short-term loan for the above mentioned is the number with the exception of purchase finance, foreign trade finance, usance.
X Date of relevant disclosure

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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